December 17, 2025

Zhu Youyi
Chief Financial Officer
China Natural Resources, Inc.
Room 2205, 22/F, West Tower, Shun Tak Centre
168-200 Connaught Road Central, Sheung Wan, Hong Kong

       Re: China Natural Resources, Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2024
           FIled May 15, 2025
           File No. 000-26046
Dear Zhu Youyi:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation